Exhibit 99.18

PRESS RELEASE

Renewables: TotalEnergies Acquires a Portfolio of Hydropower Projects in Africa to Deploy its Multi-Energy Strategy

Paris, July 30, 2024 - TotalEnergies has signed an agreement with Scatec, a Norwegian renewable energy company, to acquire 100% of its subsidiary SN Power, which holds interests in renewable hydropower projects in Africa, through a joint venture (51% SN Power) with Norfund and British International Investment (BII).

As a result of this transaction, which is subject to certain previous conditions, TotalEnergies will acquire a 28.3% stake in the Bujagali hydropower plant currently in operation in Uganda. With a capacity of 250 MW, it covers more than 25% of the country's peak electricity demand.

TotalEnergies will also acquire minority stakes in two projects under development in Rwanda (260 MW) and Malawi (360 MW).

“This acquisition of renewable hydroelectric assets and projects in Africa reflects our desire to contribute to the continent's energy transition by bringing electricity to the people of African countries. In particular, we are delighted to be able to become a player in hydro power in Uganda, a country where we are also developing a major oil project. This is another example of TotalEnergies’ ability to implement its multi-energy strategy in oil-producing countries to support them in their energy transition,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“We are pleased to announce today’s transaction, as we believe TotalEnergies will be a strong asset owner going forward, with the ability to further develop the projects and contribute to the energy transition in Africa. We would like to thank the entire hydropower team for their hard work and dedication over the years, you have made a significant impact. In addition, our gratitude goes to our joint venture partners, host governments, and lenders for the support since 2020,” said Terje Pilskog, CEO of Scatec.

To date, TotalEnergies has interests in a number of hydropower projects with a gross capacity of 3.7 GW worldwide:

▪  218 MW installed in France (19 MW), Portugal (33 MW) and Turkey (166 MW)

▪  1.5 GW under development in Mozambique (Mphanda Nkuwa project)

▪  2 GW under development by Adani Green in India

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. At the end of 2023, TotalEnergies’ gross renewable electricity generation installed capacity was 22 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).